UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

[X]	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number 333-77457 and 33-65217

A.	Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Brunswick Corporation

1 N. Field Ct.
Lake Forest, IL 60045-4811

Financial Statements and Supplemental Schedule

Brunswick Retirement Savings Plan

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

Brunswick Retirement Savings Plan

Financial Statements and
Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered
Public Accounting Firm

The Benefits Administration Committee of
    Brunswick Corporation:

We have audited the accompanying statements of net assets available for benefits of Brunswick Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 19, 2004	Ernst & Young, LLP
Chicago, IL

1

EIN 36-0848180
Plan #154

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments	$252,056,009	$197,673,478
Contributions receivable:
Employer	2,292,666	2,386,859
Participants	130,799	1,034,879

Total receivables	2,423,465	3,421,738

Net assets available for benefits	$254,479,474	$201,095,216

See accompanying notes.

2

EIN 36-0848180
Plan #154

Brunswick Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions
Investment income (loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	$45,843,475	$(30,547,450)
Interest and dividends	2,797,621	2,815,757
Contributions:
Rollovers	245,167	201,883
Participants	15,189,490	15,273,392
Employer	2,763,773	2,843,035

Total additions	66,839,526	(9,413,383)
Deductions
Distributions and withdrawals to participants	12,452,911	10,902,957
Administrative expenses	161,559	164,618

Total deductions	12,614,470	11,067,575
Interplan transfers, net	(840,798)	(351,110)

Net increase (decrease)	53,384,258	(20,832,068)
Net assets available for benefits:
Beginning of year	201,095,216	221,927,284

End of year	$254,479,474	$201,095,216

See accompanying notes.

3

EIN 36-0848180
Plan #154

Brunswick Retirement Savings Plan

Notes to Financial Statements

Year ended December 31, 2003

1. Description of the Plan

General

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan, established by Brunswick Corporation (the Company) effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees of the Company and certain subsidiaries may participate in the Plan. Eligible salaried and hourly employees who are not eligible to participate in the Brunswick Rewards Plan or the Brunswick Rewards Plan with Variable Profit Sharing are eligible to participate in the Plan on the date on which the following requirements are met: (a) attainment of age 21 years, and (b) employed by the Company or a related company to which the Plan has been extended. Eligible employees include all employee groups as outlined in the Plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

4

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Investment management fees, agent fees, record-keeping fees, and brokerage commissions are paid by the Plan participants. The Company does not charge the Plan for any internal administrative services performed on behalf of the Plan. In 2003, fees associated with setting up the pass-through dividend feature as well as certain administrative expenses were paid by the Company.

Contributions

Participants may make pretax contributions from 1% to 20% of compensation, as defined in the Plan. Special limits apply to highly compensated employees. Participants’ contributions are made via payroll deductions and are deposited with the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participant pretax contributions were limited to $12,000 and $11,000 in 2003 and 2002, respectively. Prior to January 1, 2004, participants could also make after-tax contributions of 1% to 6% of wages.

The Company’s basic matching contribution is 5% of the participant’s eligible contribution. Additional contributions are granted at the discretion of the Board of Directors. The first 6% of compensation contributed on a pretax basis per pay period is eligible for any potential Company matching contribution. In 2003 and 2002, the Company made a discretionary matching contribution to all participants who had made eligible contributions during the applicable year and were also employed by the Company on December 1 of the applicable year. Such contributions are limited to 25% of a participant’s pretax contributions that do not exceed 6% of compensation. The discretionary matching contribution for the years ended December 31, 2003 and 2002, was 25% of the participants’ eligible contribution.

Effective January 1, 2003, the Plan also provides for a true-up feature, which allows the Company to make up for any missed match that may not have occurred due to participants frontloading their accounts at the beginning of the Plan year or meeting prescribed Plan limits before the end of the Plan year. This true-up is performed during the first quarter of the following Plan year and is usually funded on or around January 31st. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to what matching contributions were actually made.

5

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at any time.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Participant Loans

An active participant may borrow from his or her interest in the funds held by the Trustee. The minimum loan amount is $1,000. A participant is not permitted to have more than two loans outstanding at any one time. These loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Bank One Corporation at the initiation of the loan.

Benefits

Upon termination of employment, a participant may elect to have his or her account balances rolled into another plan or Individual Retirement Account or receive a lump-sum distribution. If the participant’s account balances in total exceed $5,000, the participant may elect to remain in the Plan and defer payment to age 65 and may elect to receive his or her account balances invested in the Brunswick Stock Fund in shares. If a terminated participant’s account balance does not exceed $5,000, the account balances will be distributed as soon as practicable after the participant terminates employment.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Brunswick Stock Fund is a fund composed principally of Brunswick stock and is valued at a daily unit closing price. Effective November 1, 2003, two funds were established that consist of Brunswick stock. One is the Brunswick Stock Fund where new money is invested for participants that elect a percentage of their contributions to be invested in Brunswick Company stock. Dividends received on shares held in the Brunswick Company Stock Fund are reinvested in the Plan. The other fund is the Brunswick Employee Stock Ownership Plan (ESOP) Fund. Once a year, on January 1st, all shares in the Brunswick Stock Fund are automatically transferred to the Brunswick ESOP Fund. Additionally, any transfers that are made from another investment option in the Plan will be transferred to the Brunswick ESOP Fund. Dividends in the Brunswick ESOP Fund may be reinvested in the Plan or received as cash.

Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

7

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Payment of Benefits

Benefit payments are recorded when paid.

Reclassification

Certain amounts in the 2002 financial statements have been reclassified to conform with the 2003 presentation.

3. Investments

During 2003 and 2002, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year ended December 31
	2003	2002
Common stock	$9,418,881	$(1,299,524)
Mutual funds	36,424,594	(29,247,926)

	$45,843,475	$(30,547,450)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002
Vanguard Retirement Savings Trust	$21,545,412	$20,459,624
Vanguard Short Term Bond Index Fund	21,555,135	20,479,441
Vanguard Short Term Corporate Fund	*	10,247,574
Vanguard 500 Index Fund	64,461,465	47,842,918
Vanguard Asset Allocation Fund	44,435,557	33,917,408
Vanguard Morgan Growth Fund	31,401,308	21,601,058
Brunswick Stock Fund	23,493,816	17,041,832

*Below 5% threshold.

8

Brunswick Retirement Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Subsequent Events

Effective January 1, 2004, an individual working at least 24 hours per week is eligible for the savings portion of the Plan on the first day of the month coinciding with or following his or her 60th day of employment. Eligible employees working at least 24 hours per week participate in the profit-sharing portion of the Plan on the first day of the month coinciding with or following their 60th day of employment with the Company. An individual working less than 24 hours per week is eligible for the savings portion of the Plan on the first day of the month coinciding with or following one year (365 days) of service. Eligible employees working less than 24 hours per week participate in the profit- sharing portion of the Plan on the first day of the month coinciding with or following one year (365 days) of employment with the Company.

Effective January 1, 2004, after-tax contributions are no longer permitted in the Plan.

9

Supplemental Schedule

EIN 36-0848180
Plan #154

Brunswick Retirement Savings Plan

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

December 31, 2003

Current
Identity of Issuer	Value
Vanguard Retirement Savings Trust*	$21,545,412
Vanguard Short Term Bond Index Fund*	21,555,135
Vanguard Short Term Corporate Fund*	10,772,567
Janus Overseas Fund	6,299,324
Managers Special Equity Funds	9,207,516
Vanguard 500 Index Fund*	64,461,465
Vanguard Asset Allocation Fund*	44,435,557
Vanguard Morgan Growth Fund*	31,401,308
Vanguard Total Bond Market Index Fund*	7,051,331
Vanguard Windsor II Fund*	4,945,298
Brunswick Stock Fund*	23,493,816
Participant loans:
Varying maturities with interest rates ranging from 4% to 11%	6,887,280

$252,056,009

*Party-in-interest investments.

10

Financial Statements and Supplemental Schedule

Brunswick Rewards Plan

Years ended December 31, 2003 and 2002
with Report of Independent Registered Public Accounting Firm

Brunswick Rewards Plan

Financial Statements and
Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Benefits Administration Committee of
   Brunswick Corporation

We have audited the accompanying statements of net assets available for benefits of Brunswick Rewards Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

May 19, 2004	Ernst & Young, LLP
Chicago, IL

EIN 36-0848180
Plan #170

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments	$333,426,147	$243,728,795
Contributions receivable:
Employer	9,168,281	8,336,162
Participants	—	975,665

Total receivables	9,168,281	9,311,827

Net assets available for benefits	$342,594,428	$253,040,622

See accompanying notes.

EIN 36-0848180
Plan #170

Brunswick Rewards Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2003	2002
Additions
Investment income (loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	$60,428,259	$(40,109,982)
Interest and dividends	4,200,978	4,389,923
Contributions:
Participants	15,724,384	13,283,630
Rollover	1,223,139	1,227,115
Employer	28,461,063	22,999,442

Total additions	110,037,823	1,790,128
Deductions
Distributions and withdrawals to participants	25,054,122	34,291,835
Administrative expenses	393,485	381,836

Total deductions	25,447,607	34,673,671
Transfers into the Plan	4,122,792	1,092,667
Interplan transfers, net	840,798	351,000

Net increase (decrease)	89,553,806	(31,439,876)
Net assets available for benefits:
Beginning of year	253,040,622	284,480,498

End of year	$342,594,428	$253,040,622

See accompanying notes.

EIN 36-0848180
Plan #170

Brunswick Rewards Plan

Notes to Financial Statements

Year ended December 31, 2003

1. Description of the Plan

The following description of the Brunswick Rewards Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, established by Brunswick Corporation (the Company) effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. The Vanguard Group, Inc. (the Trustee) is the trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all employee groups as outlined in the plan document.

Effective January 1, 2003, the ParaBody, Inc. Employees Retirement 401(k) Plan merged into the Plan.

Effective December 31, 2003, participants of the Monolith division of the Company began participating in the Plan. These participants were previously participating in the Brunswick Retirement Savings Plan. Related assets of approximately $150,000 were transferred from the Brunswick Retirement Savings Plan to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Investment management fees, agent fees, record-keeping fees, and brokerage commissions are paid by the Plan participants. The Company does not charge the Plan for any internal administrative services performed on behalf of the Plan. In 2003, fees associated with setting up the pass-through dividend feature were paid by the Company.

Contributions

The Plan has two basic components: the savings portion (including the employee deferral and Company matching contribution), in which participation is voluntary, and the profit- sharing portion, in which participation is automatic. An individual is eligible for the savings portion of the Plan on the first day of the month coinciding with or following 60 days of employment. An employee is eligible to participate in the Plan provided he or she is employed as a member of a group of employees of an employer to which the Plan has been extended and is at least 18 years old. To become a participant in the savings portion of the Plan, an eligible employee must elect to have pretax contributions made to the Plan. Eligible employees participate in the profit-sharing portion of the Plan on the first day of the month coinciding with or following 60 days of employment with the Company.

Participants may make pretax contributions from 1% to 20% of compensation, as defined in the Plan. Participants’ contributions are made via payroll deductions and are deposited with the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participant pretax contributions were limited to $12,000 and $11,000 in 2003 and 2002, respectively.

Subject to certain limitations, the Company makes a basic monthly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions.

In addition to matching contributions, eligible participants receive a basic profit-sharing contribution each month equal to 3% of their eligible compensation for that month. An employer may also make an annual variable profit-sharing contribution of up to 6% of eligible compensation to the accounts of participants employed by that employer. Profit-sharing contributions are invested in accordance with the participant’s investment elections. To be eligible for the variable profit-sharing contribution, a participant must be

Brunswick Rewards Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

employed with the Company on the last business day of the Plan year. Effective December 31, 2002, the Company may also make supplemental profit-sharing contributions on behalf of designated participants. The sum of a participant’s basic, variable, and supplemental profit-sharing contributions for a Plan year may not exceed 9% of the participant’s compensation for the Plan year. Corporate officers of the Company not otherwise eligible to participate in the Plan shall be eligible to participate in supplemental profit-sharing contributions. For the 2003 Plan year, the variable profit- sharing contribution was $9,042,019.

Effective January 1, 2003, the Plan also provides for a true-up feature, which allows the Company to make up for any missed match that may have occurred due to participants frontloading their accounts at the beginning of the Plan year or meeting prescribed Plan limits before the end of the Plan year. This true-up is performed during the first quarter of the following Plan year and is usually funded on or around January 31st. It takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to what matching contributions were actually made.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may change their elections and transfer balances between funds at any time.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Participant Loans

An active participant may borrow from his or her fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his or her account balance. A participant is not permitted to have more than two loans outstanding at any one time. These loans bear interest, are secured by the participants’ accounts, and payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Bank One Corporation at the initiation of the loan.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefits

Upon termination of employment, a participant may elect to have his or her account balance rolled into another plan or Individual Retirement Account or receive a lump-sum distribution. If the participant’s account balances exceed $5,000, the participant may elect to remain in the Plan as a noncontributing participant and defer payment to age 65 and may elect to receive his or her account balances invested in the Brunswick Stock Fund in shares. If a terminated participant’s account balances do not exceed $5,000, the account balances will be distributed as soon as practicable after they terminate employment.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Effective November 1, 2003, two funds were established that consist of Brunswick stock. One is the Brunswick Stock Fund where new money is invested for participants that elect a percentage of their contributions to be invested in Brunswick Company stock. Dividends received on shares held in the Brunswick Company Stock Fund are reinvested in the Plan. The other fund is the Brunswick Employee Stock Ownership Plan (ESOP) Fund. Once a year, on January 1st, all shares in the Brunswick Stock Fund are automatically transferred to the Brunswick ESOP Fund. Additionally, any transfers that are made from another investment option in the Plan will be transferred to the Brunswick ESOP Fund. Dividends in the Brunswick ESOP Fund may be reinvested in the Plan or received as cash.

Participant loans are valued at cost, which approximates fair value.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefit payments are recorded when paid.

3. Investments

During 2003 and 2002, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Year ended December 31
	2003	2002
Common stock	$8,777,374	$(1,367,371)
Mutual funds	51,650,885	(38,742,611)

	$60,428,259	$(40,109,982)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002
Vanguard 500 Index Fund	$52,363,217	$31,779,077
Vanguard Asset Allocation Fund	92,663,707	77,558,136
Vanguard Morgan Growth Fund	36,544,071	23,190,067
Managers Special Equity Fund	17,280,749	*
Brunswick Common Stock Fund	25,914,962	17,890,197
Vanguard Retirement Savings Trust	22,331,235	18,343,601
Vanguard Short Term Bond Index Fund	22,341,312	18,361,367

*Below 5% threshold.

Brunswick Rewards Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Subsequent Events

Effective January 1, 2004, an individual working at least 24 hours per week is eligible for the savings portion of the Plan on the first day of the month coinciding with or following his or her 60th day of employment. Eligible employees working at least 24 hours per week participate in the profit-sharing portion of the Plan on the first day of the month coinciding with or following their 60th day of employment with the Company. An individual working less than 24 hours per week is eligible for the savings portion of the Plan on the first day of the month coinciding with or following one year (365 days) of service. Eligible employees working less than 24 hours per week participate in the profit- sharing portion of the Plan on the first day of the month coinciding with or following one year (365 days) of employment with the Company.

Supplemental Schedule

EIN 36-0848180
Plan #170

Brunswick Rewards Plan

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

December 31, 2003

Current
Identity of Issuer	Value
Vanguard Retirement Savings Trust*	$22,331,235
Vanguard Short-Term Bond Index Fund*	22,341,312
Vanguard Short-Term Corporate Fund*	11,165,473
Janus Overseas Fund	16,219,924
Managers Special Equity Fund	17,280,749
Vanguard 500 Index Fund*	52,363,217
Vanguard Asset Allocation Fund*	92,663,707
Vanguard Morgan Growth Fund *	36,544,071
Vanguard Total Bond Market Index Fund*	11,781,183
Vanguard Windsor II Fund*	6,652,814
Brunswick Common Stock Fund*	25,914,962
Participant loans:
Varying maturities with interest rates ranging from 4% to 11%	18,167,500

$333,426,147

*Party-in-interest investments.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

(Name of Plans)

	By:	BRUNSWICK CORPORATION
as Administrator of the Plans

DATE: June 25, 2004	By:	/s/ B. Russell Lockridge

B. Russell Lockridge,
Benefits Administration Committee

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Independent Public Accountants

23.2	Statement in Lieu of Consent of Independent Public Accountants